Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

RECEIVED
2004 JUN -3 A 9:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17th May 2004

04030553

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

SUPPL

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement published in the newspapers on 17th May, 2004 regarding Financial Assistance to Affiliated Companies

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

Enc.
LW/jh

dw 6/10

File No. 82-4086

The Standard Monday, May 17, 2004

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

DISCLOSURE PURSUANT TO RULE 13.16 OF THE LISTING RULES

This announcement is made in compliance with the disclosure requirements under Rule 13.16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") to disclose the details of financial assistance to affiliated companies of Hongkong Electric Holdings Limited (the "Company", together with its subsidiaries, the "Group") as at 14th May, 2004.

This announcement is made by the Company in compliance with the disclosure requirements under Rule 13.16 of the Listing Rules.

The aggregate amount of financial assistance provided by way of loans to and guarantees for the benefit of the affiliated companies of the Group, as at 14th May, 2004, was HK$7,221 million and represents approximately 13.3% of the audited consolidated total assets of the Company as at 31st December, 2003, as disclosed in the Company's 2003 audited consolidated accounts, adjusted by the amount of dividends proposed in such accounts, being approximately HK$54,300 million. Breakdown and details of the financial assistance are given in the following table:

	Affiliated company *(Note 1)*	Attributable interest held by the Company	Committed capital injection *(HK$'m)* *(Note 2)*	Loan advanced as at 14th May, 2004 *(HK$'m)* *(Note 3)*	Corporate guarantee *(HK$'m)*	Interest rate	Repayment terms and maturity date
1.	ETSA Utilities Partnership	50%	—	3,489 *(Note 4)*	—	By reference to Australian Bank Bill Swaps Reference Rates plus a margin	On demand and repayment is subordinated to other lenders
2.	Powercor Australia Limited	50%	—	2,225 *(Note 5)*	—	By reference to Australian Bank Bill Swaps Reference Rates plus a margin	On demand and repayment is subordinated to other lenders
3.	CKI/HEI Electricity Distribution Two Pty Ltd	50%	—	357 *(Note 5)*	—	By reference to Australian Bank Bill Swaps Reference Rates plus a margin	On demand and repayment is subordinated to other lenders
4.	CKI/HEI Electricity Assignment Limited	50%	—	723 *(Note 5)*	—	13.625% per annum	On demand
5.	Ratchaburi Power Company Limited	25%	322 *(Note 8)*	71 *(Note 6)*	34 *(Note 7)*	3% per annum	By the earlier of 27th February, 2006 or the date of execution of formal bank loan documentation for project re-financing
		Total:	322	6,865	34		

Notes:

1. All loans and guarantees provided by the Group are unsecured.
2. The committed capital injection will be funded by bank borrowings and/or internal resources of the Group.
3. The loans were funded by bank borrowings and internal resources of the Group.
4. The loan was advanced to ETSA Utilities Partnership in January 2000. The figure is translated from Australian dollars to Hong Kong dollars by reference to the exchange rate of A$1.00 = HK$5.494.
5. The figures are translated from Australian dollars to Hong Kong dollars by reference to the exchange rate of A$1.00 = HK$5.494.
6. The figure is translated from U.S. dollars to Hong Kong dollars by reference to the exchange rate of U.S.$1.00 = HK$7.79975.
7. The figure is translated from Thai Baht to Hong Kong dollars by reference to the exchange rate of Thai Baht1.00 = HK$0.1945.
8. The figure is translated from U.S. dollars to Hong Kong dollars by reference to the exchange rate of U.S.$1.00 = HK$7.79975. The amount of capital commitment consists of HK$73 million which represents the outstanding consideration payable by the Company for its subscription of shares in Ratchaburi Power Company Limited, and HK$249 million which represents committed shareholder loan.

Pursuant to Rule 13.16 of the Listing Rules, a general disclosure obligation will arise where any of the percentage ratios of the financial assistance to affiliated companies of an issuer, and guarantees given for facilities granted to affiliated companies of an issuer together in aggregate exceeds 8%. Accordingly, the Company is under a general obligation to disclose the details of the financial assistance and guarantees and therefore the above disclosure is made in compliance with the said Rule.

The Company will comply with the relevant disclosure requirements according to Rule 13.22 of the Listing Rules for so long as circumstances giving rise to such disclosure obligation continue to exist.

As at the date of this announcement, the board of directors of the Company comprises Mr. George C. Magnus, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Andrew J. Hunter, Mr. Kam Hing-lam, Mr. Francis Lee Lan-yee, Mr. Victor Li Tzar-kuoi and Mr. Frank J. Sixt, being the executive directors, Mrs. Susan M.F. Chow and Mr. Ewan Yee Lup-yuen, being the non-executive directors, and Mr. Ronald Joseph Arculli, Mr. Holger Kluge, Mr. Ralph Raymond Shea and Mr. Wong Chung-hin, being the independent non-executive directors.

By Order of the Board
LILLIAN WONG
Company Secretary

Hong Kong, 14th May, 2004

香港經濟日報 2004年5月17日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)
(股份代號：006)

根據上市規則第13.16條的披露

本通告乃遵照香港聯合交易所有限公司證券上市規則(「上市規則」)第13.16條的披露規定而發出，以披露香港電燈集團有限公司(「本公司」，連同其附屬公司，「本集團」)對聯屬公司於二零零四年五月十四日的財務資助詳情。

本通告乃由本公司遵照上市規則第13.16條的披露規定而發出。

於二零零四年五月十四日，以貸款及擔保方式向本集團聯屬公司提供的財務資助總額為7,221,000,000港元，佔本公司於二零零三年十二月三十一日的經審核綜合資產總值約13.3%，該經審核綜合資產總值見於本公司的二零零三年經審核綜合賬目內，而經有關賬目所建議股息金額的調整後約為54,300,000,000港元。財務資助細目及詳情見於下表：

	聯屬公司 *(附註1)*	本公司所持應佔權益	已承擔的資本注資 *(百萬港元)* *(附註2)*	截至二零零四年五月十四日已墊支的貸款 *(百萬港元)* *(附註3)*	公司擔保 *(百萬港元)*	利率	償還條款及到期日
1.	ETSA Utilities Partnership	50%	—	3,489 *(附註4)*	—	經參考澳洲銀行票據拆款利率加息差	要求時，而還款乃從屬於其他貸款人
2.	Powercor Australia Limited	50%	—	2,225 *(附註5)*	—	經參考澳洲銀行票據拆款利率加息差	要求時，而還款乃從屬於其他貸款人
3.	CKI/HEI Electricity Distribution Two Pty Limited	50%	—	357 *(附註5)*	—	經參考澳洲銀行票據拆款利率加息差	要求時，而還款乃從屬於其他貸款人
4.	CKI/HEI Electricity Assignment Limited	50%	—	723 *(附註5)*	—	年利率13.625厘	要求時
5.	Ratchaburi Power Company Limited	25%	322 *(附註8)*	71 *(附註6)*	34 *(附註7)*	年利率3厘	二零零六年二月二十七日或就項目向銀行融資簽立正式文件的日期(以較早者為準)
		總數：	322	6,865	34		

附註：

1. 本集團提供的所有貸款及擔保均為無抵押。
2. 已承擔的資本注資將由銀行借款及／或本集團的內部資源撥付。
3. 該等貸款由銀行借款及本集團的內部資源撥付。
4. 貸款於二零零零年一月借予ETSA Utilities Partnership。該數字經參考1.00澳元兌5.494港元的匯率後由澳元換算為港元。
5. 該等數字經參考1.00澳元兌5.494港元的匯率後由澳元換算為港元。
6. 該數字經參考1.00美元兌7.79975港元的匯率後由美元換算為港元。
7. 該數字經參考1.00泰銖兌0.1945港元的匯率後由泰銖換算為港元。
8. 該數字經參考1.00美元兌7.79975港元的匯率後由美元換算為港元。已承擔的資本包括73,000,000港元即本公司認購Ratchaburi Power Company Limited股份之未付代價及249,000,000港元即承擔之股東貸款。

根據上市規則第13.16條，倘發行人的聯屬公司從該發行人所獲的財務資助，及該發行人就其聯屬公司所獲授信貸而提供的擔保總計超逾相關百分比率8%，則引致一般須予披露責任。因此，本公司須受該一般責任所規定，披露該等財務資助及擔保的詳情，故以上披露乃遵照上述規則而作出。

只要引致該須予披露責任的情況繼續存在，本公司將遵照上市規則第13.22條的有關須予披露規定。

於本通告日期，本公司董事局由執行董事麥理思先生、霍建寧先生、曹棨森先生、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生及陸法蘭先生；非執行董事周胡慕芳女士及余立仁先生；及獨立非執行董事夏佳理先生、Holger Kluge先生、余頌平先生及黃頌顯先生組成。

承董事局命
公司秘書
黃莉華

香港，二零零四年五月十四日